

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 30, 2009

Via US Mail and Facsimile to (804) 934-9299

Bruce E. Thomas
Senior Vice President and Chief Financial Officer
Community Bankers Trust Corporation
4235 Innslake Drive, Suite 200
Glen Allen, Virginia 23060

> **Re: Community Bankers Trust Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Form 8-K filed on July 29, 2009**
> **File No. 001-32590**

Dear Mr. Thomas:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2008

General

1. We note that you have inappropriately checked two boxes, "accelerated filer" and "smaller reporting company," on the cover of your Form 10-K. Please tell us which filing category you believe applies to you and provide us with your analysis.

2. To the extent you are an accelerated filer and are not able to avail yourself to the disclosure exemptions allowed for smaller reporting companies, please revise your Form 10-K to provide the complete disclosure requirements for accelerated filers. Specifically, it appears your revisions should include providing financial statements for the year ended December 31, 2006.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 25

3. We note your disclosure that *"it is important to note that prior year comparisons should be viewed with realization of Bank operations in 2008 versus no Bank operating activity in 2007."* We do not disagree that comparison of the results of operations for 2008 and 2007 are not prepared on a consistent basis. However, we believe your disclosures here and throughout your MD&A section could be enhanced to provide a more detailed and robust discussion of your historical and current financial and operating results. Please amend your Form 10-K for the year ended December 31, 2008 and your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 to expand your MD&A discussion to thoroughly discuss historical financial and operating results and information related to your predecessor entity, or entities, as well as consolidated financial and operating results for CBTC. Refer to Part III.B. of SEC Release No. 33-8350, *"Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations"* for guidance.

Asset Quality, page 27

4. You state on page 27 that the "allowance for loan losses represents management's estimate of the amount *adequate* to provide for *potential* losses inherent in the loan portfolio." You also state on page 48 that the "allowance is an amount that management believes will be *adequate* to absorb estimated losses relating to specifically identified loans, as well as *probable* credit losses inherent in the

balance of the loan portfolio, based on an evaluation of the collectability of existing loans and prior loss experience." Please revise your document to reconcile the apparent contradiction between these disclosures as to whether your allowance provides for inherent probable losses or potential losses. Further, if true, please revise to confirm that your allowance represents the amount you believe is "appropriate" to provide for inherent probable losses in your portfolio.

Item 8. Financial Statements and Supplementary Data

General – Financial Statements, page 43

5. We note that on May 31, 2008, for accounting purposes, the business of Community Bankers Acquisition Corp acquired TransCommunity Financial Corporation ("TFC") and BOE Financial Services of Virginia, Inc ("BOE"). We also note that Community Bankers Acquisition Corp was a blank check company formed *"to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in the banking industry and its only asset consisted of the cash proceeds held in a Trust received from Community Bankers Acquisition Corp's IPO."* The designation of an acquired business as a predecessor is generally not required except where a registrant succeeds to substantially all of the business of another entity (or group of entities) and the registrant's own operations prior to the succession appear insignificant relative to the operations assumed or acquired. Based on this information and the definition of "predecessor" in Regulation C Rule 405, it appears predecessor financial statements for TFC, BOE, or both, should be presented in the filings. Please tell us how you considered this guidance in determining which of the acquired entities should be reflected as the predecessor. Please address the following in your response:

    a. The size of each bank including assets, revenues, and earnings;

    b. The relative voting rights in the newly formed entity, Community Bankers Trust Corporation, after the transactions;

    c. The composition of the Board of Directors after the transactions including who has the ability to elect or appoint a voting majority of the Board;

    d. The composition of the senior management after the transactions which includes the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them;

    e. The terms of the exchange of equity securities in the transaction; and

      f.   The structure of the transaction including if one merger was contingent on the other.

6.   Please amend your Form 10-K for the year ended December 31, 2008 and your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 to present your consolidated balance sheets, consolidated statements of income, consolidated statement of changes in stockholders' equity and consolidated statements for all periods as required by Article 3 of Regulation S-X as follows:

      a.   Historical financial statements and information for your predecessor entity, or entities, through the years ended December 31, 2006 and 2007 and for the five month stub-period period ended May 31, 2008.

      b.   Historical combined consolidated financial statements and information for CBTC for the seven month stub-period ended December 31, 2008; and combined consolidated financial statements and information for each interim and annual period for CBTC going forward.

7.   Revise the other sections of your filings that contain financial information to reflect this predecessor format. Accordingly, please specifically revise the following:
      a.   Selected financial data;
      b.   Selected quarterly data as required by Item 302 of Regulation S-K;
      c.   Management's Discussion and Analysis; and
      d.   Guide 3 disclosures.

Note 1. Nature of Banking Activities and Significant Accounting Policies

Accounting for Certain Loans or Debt Securities Acquired in a Transfer, page 49

8.   We note your disclosure here regarding your policies for loans that are within the scope of SOP 03-3. However, we were unable to locate clear disclosure quantifying the amount of loans in your portfolio that you believe are subject to this guidance. Please revise to address the following:

      a.   Clearly identify the amount and nature of loans that were within the scope of SOP 03-3 for each of your acquisitions.

      b.   For each of your acquisitions, tell us the amount of impaired and nonperforming loans as of the acquisition date

     c.   Clearly describe the steps you took to determine whether individual loans acquired were within the scope of SOP 03-3.

     d.   For your portfolios subject to this guidance, please provide the disclosures required by paragraphs .14 through .16 of SOP 03-3.

Note 5. Mergers and Acquisitions, page 58

9.   You disclose on page 60 that you acquired certain assets and assumed all deposit liabilities relating to four former branch offices of The Community Bank (TCB) on November 21, 2008. Elsewhere, you disclose that you acquired additional loans and premises relating to these branches in early 2009. Revise to more clearly describe how you accounted for these transactions. Specifically disclose whether you believe the acquisition was a business combination and tell us how you made that determination. Identify the accounting guidance you relied on for your accounting treatment.

10.   You disclose on page 60 that you provided loan servicing to TCB's former loan customers. It is unclear from your disclosures how you account for these servicing activities, including whether you have recognized a servicing asset or liability for the servicing rights. Please revise Note 1 to your financial statements to include your accounting policy for the servicing of loans for others and the disclosures required by paragraph 4(h) of SFAS 156.

Note 7. Fair Value Measurements, page 61

11.   We note your disclosure on page 62 that substantially all of your impaired loans were evaluated based on the fair value of the collateral. We also note a similar statement in your disclosure on page 13 of your Form 10-Q for the period ended June 30, 2009. Due to the significant increase in your nonaccrual and impaired loans between December 31, 2008 and through the second quarter ended June 30, 2009 and your reliance on collateral for recovery of a portion of these loans, please confirm whether you use external appraisals to determine the fair value of the underlying collateral for collateral dependent loans. If so, please tell us and revise your Form 10-K for the year ended December 31, 2008 and your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 to address the following:

     a.   How and when you obtain external appraisals and how this impacts the amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs.

     b.   The typical timing surrounding the recognition of a collateral dependent loan as non-accrual and impaired, when you order and receive an appraisal, and the recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process.

c. Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

d. How you estimate collateral deterioration when appraisals are unavailable or delayed.

e. Compare and contrast the circumstances by which you rely on updated appraisals or internally developed estimates. Describe the assumptions and inputs used in your internally developed methodologies and how this method differs from obtaining an updated appraisal. Describe the considerations you give to each and the factors used to determine which one is more preferable under varying circumstances. Fully explain why you believe using an internally developed estimate is more representative of the current market value.

f. If you do not use external appraisals to determine the fair value of the underlying collateral for impaired loans, please provide us with a comprehensive response which addresses your process and procedures for estimating the fair value of the collateral for these loans.

Note 26. Preferred Stock, page 80

12.   Please revise to disclose the following regarding your issuance of preferred stock and warrants to the U.S. Treasury:

a. Clearly identify the assumptions used to calculate the fair value of the preferred stock.

b. Clearly identify how you determined the relative fair value of the preferred stock and the warrants.

c. Clearly identify how those factors were considered in the calculation of the accretion amount reported.

d. Quantify the discount rate used to value the preferred stock.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 81

13. Please revise this section in your Form 10-K for the year ended December 31, 2008, and Item 4 in your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009, to disclose the fact that you did have a change in accountants during the fiscal year ended December 31, 2008. Please also include a reference to your Form 8-K filed on June 26, 2008 which contains additional disclosures related to your change in accountants.

Form 10-Q for the quarter ended June 30, 2009

Financial Statements

Consolidated Statements of Financial Condition, page 3

14. We note you reclassified loans and foreclosed real estate covered by the shared-loss agreement with the FDIC for the SFSB acquisition to a separate line item called "FDIC covered assets" at June 30, 2009. Please revise to include these loans, foreclosed real estate and the FDIC receivable within their respective balance sheet classifications. For example, you may present a separate line item on the face of your balance sheet within your total loans titled "Loans – covered assets," but this balance should be before the "Allowance for loan losses" and "Net loans" subtotal.

Note 4. Mergers and Acquisitions, page 10

15. You disclose on page 11 that you recorded a one-time gain of $21.3 million as a result of the acquisition of SFSB's operations. Please address the following:

  a. Tell us in detail how you valued the assets and liabilities for purposes of computing the purchase price allocation that resulted in the gain.

  b. Tell us in detail how you valued the FDIC receivable for covered assets.

Note 5. Goodwill and Intangible Assets, page 11

16. We note that you recorded an adjustment of $2.9 million in the second quarter of 2009 to your December 31, 2008 goodwill balance. You disclose the adjustment was made to reflect the fair value of the options acquired by you at the time of your acquisition of TFC and BOE in May 2008. Please revise to disclose the specific facts and circumstances that warranted an increase in the fair value of the stock options and, consequently, an adjustment to your goodwill balance. Please refer to paragraphs 71 and 72 of SFAS 141(R) for guidance.

17.   We note that you recorded a $24.0 million goodwill impairment charge during the second quarter of 2009. Please address the following:

a. Tell us the reporting unit level at which you test goodwill for impairment and your basis for that determination.

b. Tell us each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable us to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

c. Tell us how you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

d. Provide us with a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

e. Tell us how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

f. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, to the extent material, please also revise to disclose the information requested above.

Note 6. Fair Value Measurements, page 13

18.   We note you include your goodwill balance as a Level 3 asset measured at fair value on a non-recurring basis in your SFAS 157 disclosures on page 11 of your Form 10-Q for the period ended March 31, 2009, although no goodwill impairment charge was taken in first quarter 2009. We also note that you do *not* include goodwill in your SFAS 157 non-recurring asset disclosure on page 14 in this Form 10-Q, despite the fact that you recorded a $24.0 million goodwill impairment charge in the second quarter 2009. Please address the following:

a. Tell us whether you evaluated goodwill for impairment during the quarter ended March 31, 2009. If you did not evaluate it for impairment during first quarter, please tell us why you included the balance in your non-recurring fair value disclosures.

b. Revise your tabular disclosure on page 14 to include goodwill as an asset measured at fair value on a non-recurring basis. Further, revise Note 6 to disclose the information required by paragraph 20(a) of FSP SFAS 157-4.

19. We note your disclosure on page 13 that those available for sale securities classified as Level 2 are fair value based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows. Please revise to disclose the following related to these models:

a. The number of quotes or prices you generally obtain per instrument and if you obtain multiple quotes or prices, how you determine the ultimate value you use in your financial statements;

b. Whether, and if so, how and why, you adjusted quotes or prices you obtained from the pricing models;

c. The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157 and to ensure that you properly classified your assets in the fair value hierarchy; and

d. If material, a discussion of how increases and decreases in the aggregate fair value of your assets may affect your liquidity and capital resources.

20. Please revise to disclose your equity securities and debt securities that are available for sale by major security types as required under paragraph 20(b) of FSP SFAS 157-4.

21. Please revise your SFAS 107 disclosures beginning on page 14 to disclose the valuation method(s) and significant assumptions used to estimate the fair value of financial instruments or changes to such method(s) from prior periods as required by paragraph 9 of FSP SFAS 107-1/APB 28-1.

Note 9. FDIC Covered Assets, page 18

22. We note your disclosure regarding your shared-loss agreements with the FDIC related to the acquisition of substantially all the assets and assumption of substantially all the liabilities of SFSB. Please revise to include the following in your disclosure:

a. How you determined the fair value of the "FDIC receivable for covered assets" amount, including citing the authoritative literature you used to support your accounting treatment.

     b. The assumptions considered in arriving at the originally recorded amounts, as well as assumptions considered in your subsequent accounting.

     c. How you intend to account for this agreement going forward (i.e. indemnification or derivative accounting), and if you considered the agreement in determination of your allowance.

     d. In your table of the assets acquired subject to the terms of the loss sharing agreement, please include the corresponding loss sharing limits for each category. Your presentation should be at a level of granularity consistent throughout your annual and interim filings (e.g. by loan type, such as those discussed on page 17 of your Form 10-Q).

23.   We note your disclosure related to SOP 03-3 loans and foreclosed real estate covered by the shared-loss agreement between you and the FDIC. Please revise to include the following in your disclosure:

     a. How you considered prepayments in the determination of contractual cash flows and cash flows expected to be collected as required by paragraph .14 of SOP 03-3.

     b. The amount of accretable yield at the beginning and end of the period, reconciled for additions, accretion, disposals of loans, and reclassifications to or form nonaccretable difference during the period, as required by paragraph .16(a)(2) of SOP 03-3.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Income Taxes, page 27

24.   Please address the following regarding the realizability of your deferred tax asset:

     a. Tell us how you considered the guidance in paragraph 23 of SFAS 109 when concluding that a valuation allowance was not necessary at December 31, 2008, March 31, 2009 and June 30, 2009.

     b. Tell us and revise to provide additional detailed disclosure of both the specific positive and negative evidence considered in determining the extent of any valuation allowance. Refer to paragraphs 23-24 of SFAS 109.

c. Tell us specifically how you considered the tax implications of the goodwill impairment and the one time gain on acquisition of SFSB in evaluating whether you were in a three-year cumulative net loss position.

d. Considering this analysis, tell us how you considered the guidance in paragraph 103 of SFAS 109 in evaluating the realizability of the deferred tax asset.

e. Where you have utilized forecasts and/or projections regarding future earnings, discuss the related assumptions (including horizon) and tell us how those assumptions changed during the reporting periods. Specifically, tell us whether the loss incurred in the quarter ended June 30, 2009 were in line with the projections you made when determining the need for a valuation allowance as of December 31, 2008, March 31, 2009 and June 30, 2009.

f. To the extent that you plan to rely upon tax planning strategies or the offset of deferred tax liabilities in lieu of future taxable income for the realization of your deferred tax assets, revise to disclose that fact and provide a brief description of such strategies.

g. To the extent you have recorded a partial valuation allowance, revise to clearly disclose how you determined the amount of the partial allowance and your basis for the determination that a partial rather than a full allowance was appropriate. Specifically discuss how you determined which of your deferred tax assets were more likely than not realizable and which were not more likely than not realizable when you computed your valuation allowance.

h. To the extent you continue to conclude that a valuation allowance is not necessary, please revise to state specifically that you believe it is "more likely than not" that your deferred tax assets are realizable. Refer to paragraph 17(e) of SFAS 109.

i. Provide a tabular rollforward of any valuation allowance in the footnotes to the financial statements.

Asset Quality, page 28

25. We note your asset quality and allowance disclosures on pages 28 and 29. We believe a best practice would be to present this information gross, including the FDIC covered assets, with transparent quantification of the amount of covered assets included as well as quantification of the impact the covered assets have on the data. As such, please revise to present this information gross with accompanying additional disclosures relating to the covered assets.

Brue E. Thomas
Community Bankers Trust Corporation
September 30, 2009
Page 12

26.   We note the continued deterioration in the credit quality of your loan portfolio
        during the quarters ended March 31, 2009 and June 30, 2009, which resulted in a
        significant increase in your ratio of nonaccrual loans to total gross loans,
        including the covered assets, from 0.9% at December 31, 2008 to 6.9% at March
        31, 2009 to 12.3% at June 30, 2009. Based on your disclosure on page 28, we
        note that a portion of the $20.7 million increase in your nonperforming assets
        related to two borrowers with loans totaling $11 million. However, it is not clear
        from your disclosure the reason for the remaining $9.7 million increase. It is also
        unclear the types of loans attributing to the increase. Given the significance of
        the increase in nonperforming assets, please revise to disclose the following:

        a. In order to promote greater transparency within your disclosure, consider
            including a tabular disclosure of nonperforming assets by loan category.

        b. Discuss whether the remaining $9.7 million increase in nonperforming assets
            relates to a few large credit relationships or several small credit relationships
            or both.

        c. If a few large credit relationships make up the majority of your nonperforming
            assets, discuss those relationships in detail, including:
            • General information about the borrower (i.e. commercial or residential
              land developer, commercial business, etc.)
            • The type of collateral securing the loan;
            • The amount of total credit exposure outstanding;
            • The amount of the allowance allocated to the credit relationship; and
            • Provide additional information supporting the allowance for loan loss for
              each credit.

        d. Consider disclosing delinquency information on your portfolio and how the
            specific change in delinquencies impacts your calculation of the allowance for
            loan losses.

        e. Disclose any remediation efforts you have taken, or plan to take, to collect on
            these loans.

Item 4. Controls and Procedures

Remediation Steps to Address Material Weakness, page 33

27.   We note your disclosure that the remediation steps taken to address the material
        weakness included the hiring of additional key members of management and a
        third party accounting firm to act as your internal auditors. In addition, we note

your disclosure under Item 308 of Regulation S-K that there were no other changes in your internal control over financial report (ICFR) during the quarter ended June 30, 2009 that would materially affect your internal control over financial reporting. Please address the following:

a. Tell us whether the remediation steps you have taken included any policy or procedure changes in your internal controls.

b. If they did include policy or procedure changes, please tell us how you determined under Item 308 of Regulation S-K that these changes would not materially affect your ICFR.

c. Please tell us how you considered whether your acquisition of SFSB affected your ICFR, including whether the acquisition resulted in any material changes in ICFR. Refer to Question 7 of *"Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions"* revised on September 24, 2007 which can be found on our website.

Form 8-K filed on July 29, 2009

Exhibit 99.1

28. We note your presentation of "Tangible Book Value Per Common Share" and "price to common tangible book value." These financial measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP calculations in the future, please:

a. Clearly label these financial measures as non-GAAP each time they are presented;

b. Provide a reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented;

c. State that in light of diversity in presentation in the market place, the methodology for determining these measures may differ among companies; and

d. Disclose the reasons why you believe this presentation provides useful information to investors and specify how management uses these measures.

Please provide us your proposed revised disclosures in your response. Refer to Item 2.02 of Form 8-K and Item 10(e)(1) of Regulation S-K.

29. We note that you present the non-GAAP measures "operating income (loss), as adjusted," "Adjusted non-interest expense" and "operating income (loss), as adjusted, per basic and diluted share.". To the extent you include these measures in future filings, please revise to address the following:

a. Disclose the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

b. Identify the economic substance behind management's decision to use such a measure;

c. Discuss the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

d. Describe the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

e. Tell us and disclose the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.

f. In particular, tell us and, if you able to support the measure clearly disclose, how you considered and believe you overcame the material limitations on the usefulness of your adjusted per share measure in light of the fact that each of the adjustments made to operating income actually accrue to shareholders.

g. "Oerating income (loss), as adjusted," and "operating income (loss), as adjusted, per basic and diluted share." are not performance measures that lend themselves easily to a bank's results of operations in terms of the concept of operating versus non-operating activities. Accordingly, please revise the titles of these measures to more accurately reflect their nature.

Refer to Item 10(e)(1)(i)(D) of Regulation S-K and Questions 8 and 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, for guidance. Also, refer to Item 2.02 of Form 8-K and Item 10(e)(1) of Regulation S-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3572 if you have questions.

Sincerely,

Brittany Ebbertt
Staff Accountant